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                             December 8, 2021

       Neil Greenspan
       Chief Financial Officer
       Greenlight Capital Re, Ltd.
       65 Market Street, Suite 1207, Jasmine Court, P.O. Box 31110 Camana Bay, Grand Cayman, Cayman Islands
       KY1-1205

                                                        Re: Greenlight Capital
Re, Ltd.
                                                            Form 10-K filed
March 10, 2021
                                                            Response dated
November 12, 2021
                                                            File No. 001-33493

       Dear Mr. Greenspan:

               We have reviewed your November 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 18, 2021 letter.

       Form 10-K filed March 10, 2021

       Liquidity and Capital Resources, page 73

   1.                                                   Please refer to comment
1. Please revise future filings to discuss the impact of contracts cancelled separately
from other types of adjustments (e.g. novation, commutation, etc.) on historical revenue and
other relevant metrics for the periods presented, and discuss appropriate facts and
circumstances to fully describe any material cancellation or adjustment.
               You may contact Mike Volley, Staff Accountant at 202-551-3437 or Amit Pande, Branch
       Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.
 Neil Greenspan
Greenlight Capital Re, Ltd.
December 8, 2021
Page 2




FirstName LastNameNeil Greenspan           Sincerely,
Comapany NameGreenlight Capital Re, Ltd.
                                           Division of Corporation Finance
December 8, 2021 Page 2                    Office of Finance
FirstName LastName